UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

**[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the quarterly period ended September 30, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 0-21554

DENMARK BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

Wisconsin	**39-1472124**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

103 East Main Street, Denmark, Wisconsin 54208-0130
(Address of principal executive offices)

(920) 863-2161
(Registrant's telephone number, including area code)

(Former name, address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes [X] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
___ Large Accelerated Filer   **X Accelerated Filer**   ___ Non-accelerated

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes [ ] No [X]

APPLICABLE ONLY TO CORPORATE ISSUERS:

As of November 5, 2007, there were 119,053 shares of the registrant's Common Stock (no par value) outstanding.

DENMARK BANCSHARES, INC.
TABLE OF CONTENTS

Quarterly Report on Form 10-Q
For The Quarter Ended September 30, 2007

Denmark Bancshares, Inc. and Subsidiaries
Consolidated Statements of Financial Condition

	September 30, 2007	December 31, 2006
	(Unaudited)	
Assets		
Cash and due from banks	$9,779,728	$9,258,418
Federal funds sold	4,207,000	11,744,000
Investment Securities		
Available-for-sale, at fair value	17,149,916	13,611,476
Held-to-maturity, at cost	35,158,645	37,473,611
Total Investment Securities	$52,308,561	$51,085,087
Loans	304,549,610	306,031,309
Allowance for credit losses	(6,045,080)	(5,731,674)
Net Loans	$298,504,530	$300,299,635
Loans held for sale	1,183,944	903,793
Premises and equipment, net	8,734,364	9,283,780
Other investments, at cost	5,125,765	4,944,649
Accrued interest receivable	2,554,629	2,218,003
Other assets	11,735,721	13,105,832
TOTAL ASSETS	$394,134,242	$402,843,197
Liabilities		
Deposits		
Noninterest-bearing	$37,228,381	$41,338,954
Interest-bearing	259,810,283	252,322,716
Total Deposits	$297,038,664	$293,661,670
Short-term borrowings	20,482,232	28,579,445
Accrued interest payable	1,335,983	1,426,938
Other liabilities	969,469	1,330,699
Long-term debt	22,750,000	27,802,069
Total Liabilities	$342,576,348	$352,800,821
Stockholders' Equity		
Common stock, no par value, authorized 640,000 shares; outstanding 119,053	$18,173,975	$18,173,975
Treasury stock, at cost (2,477 shares)	(2,067,385)	(2,067,385)
Paid in capital	469,986	469,986
Retained earnings	34,912,742	33,500,531
Accumulated other comprehensive loss		
Unrealized gains (losses) on securities	68,576	(34,731)
Total Stockholders' Equity	$51,557,894	$50,042,376
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$394,134,242	$402,843,197

The accompanying notes are an integral part of these financial statements.

Denmark Bancshares, Inc. and Subsidiaries
Consolidated Statements of Income

	(Unaudited) For the Quarter Ended		For the Nine Months Ended	
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Interest Income				
Loans including fees	$6,002,125	$5,368,803	$17,219,246	$15,976,407
Investment securities:				
Taxable	199,339	93,934	606,638	319,859
Exempt from federal tax	461,642	496,428	1,428,571	1,494,038
Interest on federal funds sold	121,289	90,167	235,997	251,925
Other interest income	73,712	142,269	196,809	334,049
	$6,858,107	$6,191,601	$19,687,261	$18,376,278
Interest Expense				
Deposits	$2,648,737	$2,399,396	$7,660,842	$6,886,246
Short-term borrowings	350,211	402,689	1,116,856	1,098,265
Long-term debt	288,574	316,296	868,970	1,067,621
	$3,287,522	$3,118,381	$9,646,668	$9,052,132
Net interest income	$3,570,585	$3,073,220	$10,040,593	$9,324,146
Provision for Credit Losses	350,000	485,500	803,000	1,021,500
Net interest income after provision for credit losses	$3,220,585	$2,587,720	$9,237,593	$8,302,646
Other Income				
Service fees and commissions	$201,988	$265,317	$581,005	$792,084
Investment security gains	0	0	0	0
Loan sale gains	9,824	21,123	31,825	70,574
Gain on sale of insurance assets	0	0	380,881	0
Other	139,342	143,455	467,435	375,775
	$351,154	$429,895	$1,461,146	$1,238,433
Other Expense				
Salaries and employee benefits	$1,534,580	$1,637,369	$4,521,511	$5,247,009
Occupancy expenses	333,607	384,825	1,031,453	1,078,920
Data processing expenses	168,256	277,264	563,603	692,252
Printing and supplies	61,353	44,511	162,738	147,104
Professional fees	114,616	115,484	259,789	220,257
Amortization of intangibles	48,097	51,862	144,293	155,588
Loss on sale of other real estate	90,644	368	322,009	32,327
Other real estate expenses	83,336	32,345	310,057	56,618
Other operating expenses	176,632	222,363	600,051	673,595
	$2,611,121	$2,766,391	$7,915,504	$8,303,670
Income before income taxes	$960,618	$251,224	$2,783,235	$1,237,409
Income tax (benefit) expense	181,692	(99,043)	513,843	(105,780)
NET INCOME	$778,926	$350,267	$2,269,392	$1,343,189
Per Share				
Net income	$6.54	$2.94	$19.06	$11.23
Dividends declared	$0.00	$0.00	$7.20	$7.15
Weighted average shares outstanding	119,053	119,253	119,053	119,556

The accompanying notes are an integral part of these financial statements.

Denmark Bancshares, Inc.
Consolidated Statement of Changes in Stockholders' Equity
(Unaudited)

| | Common Stock | | | | Accumulated Other | | |
	Shares	Amount	Paid in Capital	Retained Earnings	Comprehensive Loss	Treasury Stock	Total
Balance, December 31, 2006	119,053	$18,173,975	$469,986	$33,500,531	($34,731)	($2,067,385)	$50,042,376
Comprehensive income							
Net income				2,269,392			2,269,392
Other comprehensive income, net of tax							
Change in unrealized gain on securities available-for-sale, net of applicable deferred income tax benefit of $61,483					103,307		103,307
Total comprehensive income							$2,372,699
Cash dividends, $7.20 per share				(857,181)			(857,181)
Balance, September 30, 2007	119,053	$18,173,975	$469,986	$34,912,742	$68,576	($2,067,385)	$51,557,894

The accompanying notes are an integral part of these financial statements.

Denmark Bancshares, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Unaudited)

	For the Nine Months Ended September 30,	
	2007	2006
Cash Flows from Operating Activities:		
Net income	$2,269,392	$1,343,189
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	584,048	609,320
Provision for credit losses	803,000	1,021,500
Amortization of intangibles	144,293	155,588
Gains on sales of loans	(31,825)	(70,574)
Loss on sale of assets	323,533	33,333
Gain on sale of insurance assets	(380,881)	0
Amortization of bond premium	8,964	15,772
Accretion of bond discount	(156,761)	(128,103)
Mortgage loans originated for sale	(2,419,717)	(5,730,925)
Proceeds from sale of mortgage loans	2,021,699	6,179,071
Income from bank owned life insurance	(180,000)	(155,500)
Increase in interest receivable	(336,626)	(391,878)
(Decrease) increase in interest payable	(90,955)	165,829
Other, net	231,160	135,324
Net Cash Provided by Operating Activities	$2,789,324	$3,181,946
Cash Flows from Investing Activities:		
Maturities of held-to-maturity securities	$2,430,000	$1,295,300
Maturities and sales of available-for-sale securities	5,799,463	5,273,429
Purchases of available-for-sale securities	(9,140,350)	(1,975,273)
Purchases of held-to-maturity securities	0	(640,000)
Purchases of AgriBank, FCB common stock	0	(45,000)
Money market mutual funds, net	(181,115)	288,923
Federal funds sold, net	7,537,000	(9,014,000)
Proceeds from sale of FHLB common stock	0	2,017,840
Proceeds from sale of insurance assets	500,000	0
Proceeds from sale of foreclosed assets	2,972,966	430,455
Proceeds from sale of building	0	123,351
Net (increase) decrease in loans made to customers	(649,539)	15,171,206
Capital expenditures	(55,741)	(72,621)
Net Cash Provided by Investing Activities	$9,212,684	$12,853,610
Cash Flows from Financing Activities:		
Net (decrease) increase in deposits	$3,376,994	($4,080,083)
Purchase of treasury stock	0	(1,083,800)
Sale of treasury stock	0	215,110
Dividends paid	(1,708,411)	(1,706,995)
Debt proceeds	4,388,058	28,980,067
Debt repayments	(17,537,339)	(36,871,049)
Net Cash Used by Financing Activities	($11,480,698)	($14,546,750)
Net increase in cash and cash equivalents	$521,310	$1,488,806
Cash and cash equivalents, beginning	9,258,418	10,495,063
CASH AND CASH EQUIVALENTS, ENDING	$9,779,728	$11,983,869
Noncash Investing Activities:		
Loans transferred to foreclosed properties	$1,791,336	$3,613,249
Supplemental Cash Flow Disclosures:		
Cash paid for interest	$9,744,624	$8,907,664
Cash paid for income taxes	632,016	415,000

The accompanying notes are an integral part of these financial statements.

NOTE 1 - FINANCIAL STATEMENTS

The consolidated financial statements included herein are unaudited. In the opinion of management, these statements contain all adjustments necessary to present fairly the financial position of Denmark Bancshares, Inc. ("DBI"), the results of operations and cash flows for the periods presented. All adjustments necessary for the fair presentation of the financial statements are of a normal recurring nature. These consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in DBI's latest annual report on Form 10-K. DBI's subsidiaries are the Denmark State Bank ("DSB"), Denmark Agricultural Credit Corporation ("DACC") and the McDonald-Zeamer Insurance Agency, Inc. ("McDonald"). On January 2, 2007, McDonald sold the insurance book of business and agreed to exit the insurance business for a period of three years.

Reclassifications - Certain amounts in the prior period financial statements have been reclassified for comparative purposes to conform with the presentation in the current year.

NOTE 2 - INVESTMENT SECURITIES

The amortized cost and estimated fair value of securities available-for-sale were as follows:

	September 30, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
U.S. Government agencies	$13,136,293	$108,727	($540)	$13,244,480
Mortgage-backed securities	1,393,000	15,128	(12,482)	1,395,646
State and local governments	1,014,233	4,220	(8,663)	1,009,790
Corporate debt securities	1,500,000	0	0	1,500,000
	$17,043,526	$128,075	($21,685)	$17,149,916

	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
U.S. Government agencies	$10,364,395	$3,789	($39,884)	$10,328,300
Mortgage-backed securities	469,434	0	(10,155)	459,279
State and local governments	1,821,604	197	(7,904)	1,813,897
Corporate debt securities	1,010,000	0	0	1,010,000
	$13,665,433	$3,986	($57,943)	$13,611,476

The amortized cost and estimated fair value of securities held-to-maturity were as follows:

	September 30, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
State and local governments	$35,158,645	$1,360,264	$0	$36,518,910

	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
State and local governments	$37,473,611	$1,695,957	$0	$39,169,568

The amortized cost and estimated fair values of securities at September 30, 2007, by maturity were as follows:

| Amounts Maturing | Securities Available-for-Sale | | Securities Held-to-Maturity | |
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Within one year	$3,521,492	$3,518,301	$1,877,514	$1,891,097
From one through five years	4,985,742	5,012,803	8,478,363	8,873,526
From five through ten years	705,792	711,003	10,896,824	11,303,510
After ten years	7,830,500	7,907,809	13,905,944	14,450,777
	$17,043,526	$17,149,916	$35,158,645	$36,518,910

At September 30, 2007, 7 debt securities have unrealized losses with aggregate depreciation of 1% from DSB's amortized cost basis. These unrealized losses relate principally to the increase in interest rates and are not due to changes in the financial condition of the issuer. In analyzing an issuer's financial condition, management considers whether the securities are issued by a government body or agency, whether a rating agency has downgraded the securities, and industry analysts' reports. Since management has the ability to hold debt securities for the foreseeable future, no declines are deemed to be other than temporary.

NOTE 3 - LOANS

Major categories of loans included in the loan portfolio are as follows:

	September 30, 2007	December 31, 2006
Real Estate:		
Residential	$98,986,723	$98,318,822
Commercial	61,925,316	60,496,518
Agricultural	40,939,210	39,857,656
Construction	22,523,763	27,621,381
	$224,375,011	$226,294,377
Commercial	$34,330,164	$35,826,439
Agricultural	36,430,631	34,782,844
Consumer and other	9,413,803	9,127,649
TOTAL	$304,549,610	$306,031,309

Changes in the allowance for loan losses were as follows:

| | For the Nine Months Ended September 30, | | For the Year Ended December 31, |
	2007	2006	2006
Balance, beginning of period	$5,731,674	$6,400,480	$6,400,480
Provision charged to operations	803,000	1,021,500	1,257,000
Recoveries	24,585	40,918	90,195
Charge-offs	(514,179)	(1,300,258)	(2,016,001)
Balance, end of period	$6,045,080	$6,162,640	$5,731,674

Denmark Bancshares, Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations

(Unaudited)

Financial Highlights (In thousands, except per share data)	3rd Qtr. 2007	2nd Qtr. 2007	1st Qtr 2007	4th Qtr. 2006	3rd Qtr 2006
Operating Results					
Interest income	$6,858	$6,457	$6,372	$6,307	$6,191
Interest expense	3,288	3,205	3,154	3,146	3,118
Net interest income	3,570	3,252	3,218	3,161	3,073
Provision for credit losses	350	175	278	235	486
Noninterest income	351	352	758	381	430
Noninterest expense	2,611	2,562	2,742	2,519	2,767
Net income	779	720	770	672	350
Per Share Data					
Net income per share	$6.54	$6.06	$6.46	$5.64	$2.94
Financial Condition (1)					
Total Loans (includes loans held for sale)	$305,735	$305,441	$305,779	$306,935	$306,091
Allowance for credit losses	6,045	5,801	5,801	5,732	6,163
Investment securities	52,309	52,495	52,167	51,085	45,780
Assets	394,134	398,769	394,896	402,843	402,262
Deposits	297,039	290,702	288,132	293,662	294,174
Other borrowed funds	43,232	54,367	53,626	56,382	55,355
Stockholders' equity	51,558	50,580	50,851	50,042	50,204
Financial Ratios					
Return on average equity	6.08%	5.67%	6.15%	5.40%	2.78%
Return on average assets	0.79%	0.73%	0.79%	0.68%	0.35%
Interest rate spread	2.87%	2.86%	2.86%	2.78%	2.67%
Average equity to average assets	12.91%	12.92%	12.78%	12.67%	12.71%
Allowance for credit losses to total loans (1)	1.98%	1.90%	1.90%	1.87%	2.01%
Non-performing loans to allowance for credit losses (1)	117%	90%	173%	140%	169%

(1) As of the period ending.

This report may contain certain forward-looking statements, including without limitation, statements regarding results of operations, the appropriateness of the allowance for loan losses, the amounts of charge-offs and recoveries, capital to assets ratios, capacity for paying dividends and liquidity. These forward-looking statements are inherently uncertain and actual results may differ from Company expectations. The following factors which, among others, could impact current and future performance include but are not limited to: (i) adverse changes in asset quality and resulting credit risk-related losses and expenses; (ii) adverse changes in the local economy; (iii) fluctuations in market rates and prices which can negatively affect net interest margin, asset valuations and expense expectations; and (iv) changes in regulatory requirements of federal and state agencies applicable to banks and bank holding companies, which could have materially adverse effects on DBI's future operating results. When relying on forward-looking statements to make decisions with respect to DBI, investors and others are cautioned to consider these and other risks and uncertainties. All forward-looking statements contained in this report are based upon information presently available and DBI assumes no obligation to update any forward-looking statements.

Critical Accounting Policies

The accounting and reporting policies of DBI are in accordance with accounting principles generally accepted in the United States of America and conform to general practices in the banking industry. The preparation of financial statements in conformity with these principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on information available at the date of the financial statements. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported.

Management believes that DBI's critical accounting policies are those relating to the allowance for loan and lease losses and intangible assets.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses ("ALLL") is an estimate of the losses that may be sustained in the loan and lease portfolio. The allowance is based on two basic principles of accounting: (1) Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies", which requires that losses be accrued when they are probable of occurring and estimable, and (2) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", which requires that losses be accrued when it is probable that DBI will not collect all principal and interest payments according to the loan's or lease's contractual terms. Guidelines for determining allowances for loan losses are also provided in the SEC Staff Accounting Bulletin No. 102 - "Selected Loan Loss Allowance Methodology and Documentation Issues" and the Federal Financial Institutions Examination Council's interagency guidance, "Interagency Policy Statement on the Allowance for Loan and Lease Losses" (the "FFIEC Policy Statement").

DSB's and DACC's boards of directors have approved policies to provide management with a systematic methodology to determine an appropriate allowance for loan and lease losses. This methodology includes a systematic loan grading system that requires quarterly reviews, identification of loans to be evaluated on an individual basis for impairment, results of independent reviews of asset quality and the adequacy of the allowance by regulatory agencies, as an integral part of their examination process, consideration of current trends and volume of total nonperforming, past-due, nonaccrual and potential problem loans, and consideration of national and local economic trends and industry conditions.

In applying the methodology, nonaccrual loans, restructured loans and potential problem loans (other than loans secured by 1-to-4 family residential properties, loans secured by consumer personal property and unsecured loans), above a certain size, are reviewed to determine if they are impaired. Impaired loans are individually analyzed and an allowance amount is calculated for each one of these loans, based on the estimated fair value of collateral, in conjunction with FAS 114. Loans that are not impaired are segmented into groups by type of loan. The following loan types are utilized so that each segment of loans will have similar risk factors; 1) residential real estate, 2) agricultural real estate, 3) commercial real estate, 4) agricultural, 5) commercial, 6) consumer installment, and 7) other. In addition, based on internal reviews and external reviews performed by regulatory authorities, DSB and DACC further segregate loans that are not impaired by loan risk classification within each type of loan based on an assessment of risk for a particular loan. The applicable risk classifications are "special mention" and "substandard". A "substandard" loan is a loan that is inadequately protected by the current net worth and paying capacity of the borrower or of any collateral. Loans classified "substandard" have well-defined weaknesses that jeopardize liquidation and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected.

Loans classified "special mention" are one step above substandard; these loans contain some weakness which if not corrected or improved upon could lead to further deterioration and a lower rating. Risk factor percentages are applied to the identified segments of each of the nonclassified and classified portions of the portfolios to calculate an allowance in conjunction with FAS 5. These risk factor percentages are based on historical loan loss experience adjusted for current economic conditions and trends and internal loan quality trends. In determining the appropriateness of the allowance for loan and lease losses at September 30, 2007, DBI utilized the same risk factor percentages for loans that it used at December 31, 2006.

The foregoing calculations in accordance with FAS 114 and FAS 5 are used to confirm the adequacy and appropriateness of the ALLL as developed through provisions for credit losses charged to expense, recognizing that the ALLL represents an aggregation of judgments and estimates by management. Such calculations also influence the amount of future provisions for credit losses charged to expense, pending reapplication of the described systematic methodology.

Management evaluates the appropriateness of the ALLL on a quarterly basis and submits to the board of directors of DSB each quarter a recommendation of the amount of a monthly provision for loan losses. If the mix and amount of future charge-offs differ significantly from those assumptions used by management in making its determination, the ALLL and the provision for loan losses on the income statement could be materially affected. Management believes that the ALLL is appropriate as of September 30, 2007.

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 48, *Accounting for Uncertainty in Income Taxes*. This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 in the first quarter of 2007 by DBI had no material impact on its financial statements.

Glossary of Loan Terms

Impaired Loan - A loan is impaired when, based on current information and events, it is probable that not all amounts due will be collected according to the contractual terms of the loan agreement. Impaired loans are measured at the estimated fair value of the collateral. If the estimated fair value of the impaired loan is less than the recorded investment in the loan, an impairment is recognized by creating a valuation allowance.

Nonaccrual Loan - DSB's policy is to place in nonaccrual status all loans which are contractually past due 90 days or more as to any payment of principal or interest and all other loans as to which reasonable doubt exists as to the full, timely collection of interest or principal based on management's view of the financial condition of the borrower. When a loan is placed on nonaccrual, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of the management, the loans are estimated to be fully collectible as to both principal and interest.

Non-Performing Assets - Non-performing assets include nonaccrual loans as defined above and real and personal properties acquired in satisfaction of debts previously owed.

Past Due Accruing Loans - A loan on which all or part of a scheduled payment is delinquent by more than 30 days but less than 90 days past due, except loans that are considered nonaccrual.

Potential Problem Loans - Potential problem loans are accruing loans in which there exists doubt as to the ability of the borrower to comply with present loan repayment terms. Management's decision to place loans in this category does not necessarily mean that DBI expects losses to occur on these loans, but that management recognizes that a higher degree of risk is associated with these accruing loans and they deserve closer scrutiny.

Restructured Loans - Restructured loans involve the granting of some concession to the borrower involving the modification of terms of the loan, such as changes in the payment schedule, the amortization term, the interest rate, or a combination of these.

Risk Rating – Risk rating, which is also sometimes referred to as loan grade, is the credit quality grade assigned to each loan. Loans are assigned a risk rating upon origination. Lenders and credit review analysts conduct periodic reviews and evaluations and make adjustments to the assigned grades when appropriate. The range of categories from the best quality to worst is as follows: highest quality, solid quality, some weakness, inherent industry weakness, special mention, substandard, doubtful and loss. Impaired loans are generally assigned a substandard risk grade.

Special Mention Loans - Loans classified "special mention" are one step above substandard loans as described below. These loans contain some weakness, which if not corrected or improved upon could lead to further deterioration and a lower rating.

Substandard - A "substandard" loan is a loan that is inadequately protected by the current sound worth and paying capacity of the borrower or of any collateral. Loans classified "substandard" have well-defined weaknesses that jeopardize liquidation and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected.

Results of Operations

Net income for the quarter ended September 30, 2007, was $778,926, an increase of $428,659 or 122%, compared to $350,267, for the corresponding period in 2006. This increase was primarily the result of higher net interest income which increased by $497,365, a decrease of $135,500 in the provision for credit losses, lower data processing expenses which fell by $109,008 and lower salaries and employee benefits which decreased by $102,789. These items more than offset an increase in the provision for income taxes totaling $280,735, an increase of $90,276 in the loss on sale of acquired properties, a decrease in noninterest income of $78,741 and an increase of $50,991 in expenses for acquired properties.

Net interest income for the quarter ended September 30, 2007, was $3,570,585 an increase of $497,365 compared to the corresponding period in the prior year.

The following table sets forth a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rates occurring during the third quarter of 2007 versus the third quarter of 2006:

	Increase (Decrease) Due to Change In			
(In thousands)	Average Balance	Average Rate	Nonaccrual Interest	Total Change
Interest income	($42)	$447	$261	$666
Interest expense	(30)	199	0	169
Net interest income	($12)	$248	$261	$497

This increase in net interest income is attributable to an increase in net interest spread and the recognition of interest income on nonaccrual loans. The average net interest rate spread increased from 2.67% during the third quarter of 2006 to 2.87% during the quarter ended September 30, 2007. DBI's yield on earning assets was 6.65% during the third quarter of 2006 compared to 7.09% during the quarter ended September 30, 2007. The average cost of funds was 4.22% during the most recent quarter, an increase of 24 basis points compared to the quarter ended September 30, 2006. DBI recognized $261,103 of interest on nonaccrual loans during the third quarter of 2007. The interest recognized represents interest collected on nonaccrual loans during the first seven months of 2007 which was previously deferred. DBI's policy is to recognize income on nonaccrual loans when cash is received and where the future collection of principal is probable. For comparative purposes, the yield on earning assets discussed above excludes the interest recognized on nonaccrual loans. Including the nonaccrual interest during the third quarter the yield on earning assets was 7.37% and the net interest rate spread was 3.15%. The average balance of interest-earning assets increased by $0.3 million while the volume of interest-bearing liabilities decreased by $2.0 million during the third quarter of 2007 compared to the third quarter of 2006.

In the third quarter of 2007 DBI's provision for credit losses was $350,000 compared to $485,500 for the third quarter of 2006. Net charge-offs were $105,464 in the third quarter of 2007 compared to net charge-offs of $550,936 during the corresponding period in the prior year.

Noninterest income for the three months ended September 30, 2007, was $351,154, a decrease of $78,741 compared to the corresponding period in 2006. The decrease is primarily attributable to a decrease of $77,981 in insurance commissions as a result of the sale of the insurance book of business during the first quarter of 2007.

Noninterest expense decreased by $155,270 or 6% during the three months ended September 30, 2007, compared to corresponding period in 2006. Salaries and benefits expense decreased $102,789 or 6% less than the corresponding period in 2006. This decrease is the result of lower wage expense which declined by $103,553. The number of full-time equivalent employees dropped from 103 in the third quarter of 2006 to 89 as of September 30, 2007.

Data processing expenses decreased by $109,008 during the most recent quarter compared to the third quarter of 2006. DSB converted its core processing systems in January 2007. The decrease in data processing expenses is related to processing credits from the new vendor to partially offset the conversion costs.

During the third quarter of 2007, DSB incurred $83,336 of expenses associated with its acquired properties. These expenses consisted primarily of costs for repairs, maintenance, real estate taxes, utilities, insurance and legal. This represented an increase of $50,991 compared to the third quarter of 2006. In addition to the carrying costs of acquired properties, DSB recorded $90,644 of losses on the sales (or write-downs) of other real estate properties acquired through foreclosure. This represented an increase of $90,276 compared to the third quarter of 2006. DBI has acquired nine real estate properties in satisfaction of loans and sold eighteen properties during the first nine months of 2007. As of September 30, 2007, DBI holds twenty-one other real estate properties (included in other assets) valued at $2.3 million. This includes two commercial properties valued at $0.5 million and nineteen residential properties valued at $1.8 million.

For the three months ended September 30, 2007 and 2006, DBI recorded combined federal and state income tax provisions of $181,692 and income tax benefits of $99,043, respectively. These provisions reflect effective income tax rates of 19% in 2007 and negative 39% in 2006. DSB's combined statutory tax rate is 39%. The lower effective income tax rates are primarily attributable to certain federally tax exempt interest earned on state and local government investment securities. For the three months ended September 30, 2006, federally tax-exempt interest income was greater than income before income taxes, which resulted in the overall negative effective income tax rate for that period.

Financial Condition

Total assets decreased by $8.7 million between December 31, 2006, and September 30, 2007. Other borrowings decreased by $13.1 million during the first nine months of 2007. Interest bearing deposits increased by $7.5 million between September 30, 2007 and the prior year-end. Total non-interest bearing deposits decreased by $4.1 million during the first nine months. Management attributes this decrease to a seasonal fluctuation. Federal funds sold were reduced by $7.5 million primarily to fund the growth in investment securities and to reduce other borrowings. Total loans decreased by $1.5 million during the first nine months. Management attributes the decline in the loan portfolio to soft loan demand and intense competition from other lenders.

The following table sets forth major types of loans (excluding loans held for sale) by primary collateral and the percentage of total loans for each type:

(In thousands)	September 30, 2007		December 31, 2006	
	Amount	%	Amount	%
Real Estate:				
Residential	$98,987	32.5%	$98,319	32.1%
Commercial	61,925	20.3%	60,496	19.8%
Agricultural	40,939	13.4%	39,858	13.0%
Construction	22,524	7.4%	27,621	9.0%
	$224,375	73.6%	$226,294	73.9%
Commercial	34,330	11.3%	35,826	11.7%
Agricultural	36,431	12.0%	34,783	11.4%
Consumer and other	9,414	3.1%	9,128	3.0%
TOTAL	$304,550	100.0%	$306,031	100.0%

The allowance for credit losses increased by $313,406 during the nine months ended September 30, 2007. The allowance equals 1.98% of total loans at September 30, 2007, compared to 1.87% at December 31, 2006. Nonaccrual loans totaled $7.1 million at quarter-end, a decrease of $0.9 million compared to December 31, 2006. DBI's ratio of loans more than 30 days past due (including nonaccrual loans) to total loans was 4.0% at quarter end, compared to 4.3% at year-end. As of September 30, 2007, management has identified $16.6 million of potential problem loans compared to $12.7 million at year-end. DBI has no accruing loans that are past due 90 days or more.

The following table sets forth certain data concerning nonaccrual loans, past due accruing loans, restructured loans and other real estate (property acquired through foreclosure or in satisfaction of loans):

| | September 30, 2007 | | December 31, 2006 | |
	Amount	% of Total Loans	Amount	% of Total Loans
(In thousands)				
Nonaccrual Loans (1)	$7,090	2.3%	$8,000	2.6%
Restructured Accruing Loans	947	0.3%	0	0.0%
Accruing Loans Past Due 90 Days or More	0	0.0%	0	0.0%
Total	$8,037	2.6%	$8,000	2.6%
Other Real Estate	$2,284		$3,788	

1) Includes restructured loans of $1,544,471 and $1,618,071 as of September 30, 2007 and December 31, 2006, respectively.

Interest-bearing deposits increased by $7,487,567 between December 31, 2006 and September 30, 2007. Interest bearing deposits consisted of the following:

	9/30/2007	12/31/2006
NOW accounts	$17,459,542	$16,115,166
Savings accounts	16,403,454	17,722,281
Money market accounts	85,653,833	82,722,399
Time deposit accounts	140,293,454	135,762,870
TOTAL	$259,810,283	$252,322,716

Stockholders' equity increased by $1,515,518 to $51,557,894 as of September 30, 2007. As of September 30, 2007, DBI's leverage ratio was 12.8%, the risk-based core capital ratio was 16.1% and the risk-based total capital ratio was 17.4%. DBI and DSB continue to maintain capital levels well above the regulatory minimum levels.

Liquidity

Liquidity refers to the ability of DBI to generate adequate amounts of cash to meet DBI's needs for cash. Cash and cash equivalents increased by $0.5 million during the first nine months of 2007. The major sources and uses of cash are detailed in the accompanying Consolidated Statements of Cash Flows. The available-for-sale investment portfolio amounting to $17.1 million as of September 30, 2007, is readily convertible to cash if needed for liquidity purposes.

15

In addition to on-balance sheet sources of funds DBI also has off-balance sheet sources available to meet liquidity needs. DBI has unused lines of credit of $41.2 million as of September 30, 2007. Management believes DBI's liquidity position as of September 30, 2007, is adequate under current economic conditions.

Off-Balance Sheet Arrangements

DBI and its subsidiaries are parties to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of those instruments reflect the extent of involvement DBI and its subsidiaries have in particular classes of financial instruments.

The exposure of DBI and its subsidiaries to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of these instruments. DBI and its subsidiaries use the same credit policies in making commitments and conditional obligations as for on-balance sheet instruments. DBI and its subsidiaries require collateral or other security to support financial instruments with credit risk.

The following table sets forth DBI's commitments to extend credit and standby letters of credit:

(In thousands)	Contract or Notional Amount September 30, 2007	Secured Portion
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$34,342	$27,506
Standby letters of credit and financial guarantees written	1,191	1,191

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. DBI and its subsidiaries evaluate each customer's creditworthiness on a case-by-case basis. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by DSB to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support commercial business transactions. When a customer fails to perform according to the terms of the agreement, DSB honors drafts drawn by the third party in amounts up to the contract amount. A majority of the letters of credit expire within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties and residential properties. All letters of credit are fully collateralized.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

DBI's primary market risk position has not materially changed from that disclosed in DBI's 2006 Form 10-K Annual Report.

Item 4. Controls and Procedures

DBI's management, under the supervision and with the participation of DBI's principal executive officer and principal financial officer, has evaluated DBI's disclosure controls and procedures prior to the filing date of this report. Based on that evaluation, management believes that DBI's disclosure controls and procedures as of the end of the September 30, 2007, quarter are effective in ensuring that information required to be disclosed by DBI in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time period specified by the Securities and Exchange Commission's rules and forms.

There were no significant changes in DBI's internal controls over financial reporting or in other factors that could significantly affect these controls during the quarter ended September 30, 2007, including any corrective actions with regard to significant deficiencies and material weaknesses.

Part II. Other Information

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Item 2.a Unregistered sales of equity securities during the quarter – none.
Item 2.b Use of proceeds – not applicable.
Item 2.c Repurchases of common stock during the quarter – none.

Item 2. Other disclosures. Limitations upon the payment of dividends.

The Federal Reserve Board ("the Board") has adopted regulations that deal with the measure of capitalization for bank holding companies. The Board has also issued a policy statement on the payment of cash dividends by bank holding companies, wherein the Board has stated that a bank holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income or which could only be funded in ways that weaken the bank holding company's financial health, such as by borrowing. The ability of DBI to pay dividends on the Common Stock is largely dependent upon the ability of DSB to pay dividends on the stock held by DBI. DSB's ability to pay dividends is restricted by both state and federal laws and regulations.   DSB is subject to policies and regulations issued by the FDIC and the Division of Banking of the Wisconsin Department of Financial Institutions ("the Division"), which, in part, establish minimum acceptable capital requirements for banks, thereby limiting the ability to pay dividends. In addition, Wisconsin law provides that state chartered banks may declare and pay dividends out of undivided profits but only after provision has been made for all expenses, losses, required reserves, taxes and interest accrued or due from the bank. Payment of dividends in some circumstances may require the written consent of the Division.

Item 5. Other Information

On August 7, 2007, DBI's Executive Committee adopted the Policy on Shareholder Recommendations of Director Candidates. Prior to August 7, 2007, DBI had no formal policy respecting consideration of director nominees recommended by shareholders.

To submit a recommendation of a director candidate to the Corporate Governance / Nominating Committee, a shareholder should submit the following information in writing, addressed to the Chairman of the Corporate Governance/Nominating Committee:

1. The name and address of the person recommended as a director candidate;

2. The qualifications of the person recommended as a director candidate including business experience, familiarity with and participation in local community, integrity, dedication, independence from DBI and other relevant factors;

3. The consent of the person being recommended as a director candidate to be a nominee and to serve as a director if elected.

In order for a director candidate to be considered for nomination at DBI's Annual Meeting of Shareholders, the recommendation must be received by the Chairman no later than November 30th, of the year prior to the Annual Meeting of Shareholders regularly held on the 4th Tuesday in April.

The Policy on Shareholder Recommendations of Director Candidates may be found on the About US page of our website at www.denmarkstate.com.

Item 6. Exhibits

(a) Exhibits:

31.1 Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Periodic Financial Report by the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DENMARK BANCSHARES, INC.

/s/ John P. Olsen

Date: November 5, 2007

John P. Olsen,
Principal Executive Officer and
President

/s/ Dennis J. Heim

Date: November 5, 2007

Dennis J. Heim
Vice President and Treasurer,
Principal Financial and
Accounting Officer